

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Daniel O'Connor
Chairman and Chief Executive Officer
Larkspur Health Acquisition Corp.
100 Somerset Corporate Blvd., 2nd Floor
Bridgewater, New Jersey 08807

      Re: Larkspur Health Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed November 3, 2022
           File No. 333-266838

Dear Daniel O'Connor:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

Amendment No. 3 to Form S-4 Filed November 3, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 166

1.   We note your response to comment 3. Your disclosures on pages 8 and 101 show the anticipated ownership scenario of the Combined Entity upon completion of the Business Combination. For example, in the anticipated no redemption scenario disclosed on page 101, ZyVersa Stockholders would own 35.9% and the PIPE investors have converted their preferred stock and exercised their warrants. It is not clear why this same anticipated scenario is not reflected in your pro forma financial information. Please advise or revise your filing as necessary.

Daniel O'Connor
Larkspur Health Acquisition Corp.
November 8, 2022
Page 2

You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matt Mamak